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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)


                          LEUCADIA NATIONAL CORPORATION
                                (Name of Issuer)


  COMMON SHARES, $1 PAR VALUE                                   527288 5 10 4
(Title of class of securities)                                  (CUSIP number)


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                  to receive notices and communications)


                                 APRIL 16, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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NY2 1390342

----------------------------------------------------------------------------------                -------------------------------
CUSP No.  527288 5 10 4                                                                 13D
----------------------------------------------------------------------------------                -------------------------------
---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Ian M. Cumming
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [X]
                                                                                                                       (b) [ ]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [ ]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   9,251,483*
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 120,312
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              9,251,483*
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            120,312

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   9,371,795*

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [X]
                       See Item 5.
---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   13.2%*

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- ----------------------------------------------


--------------
*    Includes 370,000 shares issuable on exercise of currently exercisable
     Common Stock Purchase Warrants.



                                       2

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  527288 5 10 4                                                                13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Joseph S. Steinberg
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [X]
                                                                                                                       (b) [ ]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [ ]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   9,951,889*
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 46,400
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              9,951,889*
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            46,400

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   9,998,289*

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [X]
                       See Item 5.
---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.0%*

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- ----------------------------------------------



---------------
* Includes 400,000 shares issuable on exercise of currently exercisable Common Stock Purchase Warrants.

           Item 1. Security and Issuer.

           This Statement constitutes Amendment No. 9 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the "Common Shares"), of Leucadia National Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the
Schedule 13D.

           Item 5. Interest in Securities of the Issuer.

           (a)-(b) As of April 16, 2004, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

           Ian M. Cumming is the beneficial owner of 9,251,483 Common Shares (including 370,000 Common Shares issuable upon the exercise of currently exercisable warrants to purchase Common Shares). The 9,251,483 Common Shares represent approximately 13.0% of the 70,872,502 Common Shares outstanding as of April 8, 2004, together with 370,000 additional Common Shares issuable upon exercise of the warrants which are deemed to be outstanding with respect to Mr. Cumming. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 120,312 Common Shares (.2%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 29,734 Common Shares (less than .1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

           Joseph S. Steinberg is the beneficial owner of 9,951,889 Common Shares (including 400,000 Common Shares issuable upon the exercise of currently exercisable warrants to purchase Common Shares). The 9,951,889 Common Shares represent approximately 14.0% of the 70,872,502 Common Shares outstanding as of April 8, 2004, together with 400,000 additional Common Shares issuable upon exercise of the warrants which are deemed to be outstanding with respect to Mr. Steinberg. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 46,400 Common Shares (less than .1%) beneficially owned by his wife and daughter. The foregoing does not include an aggregate of 327,742 Common Shares (approximately ..5%) beneficially owned by a trust for the benefit of Mr. Steinberg's children, of which Mr. Steinberg's wife is one of three trustees.

           Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

           Except as discussed above, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           (c) On April 16, 2004, in connection with Mr. Steinberg's family financial planning, the trustees of an existing family trust created a new trust for the benefit of Mr. Steinberg's children (the "Steinberg 2004 Trust") with the corpus of the existing family trust. Mr. Steinberg was neither a trustee nor a beneficiary of the existing family trust and did not have beneficial ownership of the Common Shares held in the existing family trust. Mr. Steinberg is a trustee of the Steinberg 2004 Trust and has sole power to vote and sell the 779, 904 Common Shares held by the Steinberg 2004 Trust. A copy of the Form of 2004 Steinberg Trust Agreement is filed with this Amendment No. 9 as Exhibit 1.


           Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The information set forth in Item 5(c) of this Amendment No. 9 is incorporated herein by reference.


           Item 7. Material to be Filed as Exhibits.

           1. Form of the Steinberg 2004 Trust Agreement.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated: April 16, 2004


                                          By: /s/ Ian M. Cumming
                                              --------------------------------
                                              Ian M. Cumming

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           Dated: April 16, 2004




                                          By: /s/ Joseph S. Steinberg
                                              --------------------------------
                                              Joseph S. Steinberg














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